DAVIS LEGAL ADVISORS *since* 1892
& company 02 DEC 23 AM 11:45

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

[redacted]

02060718

December 13, 2002

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna Ornstein,
Legal Assistant

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

DO/ea
Encls.

Exemption No. 82-1209

December 13, 2002

02 DEC 23 AM 11:45

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	November 6, 2002
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No
82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

November 6, 2002

PRESS RELEASE

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

Raymond A. Hrkac, **President of** GGL Diamond Corp. (GGL.TSX Venture) reports:

The highlights of this year's exploration are, the discovery by drilling of a cluster of three kimberlites 40 km SSW of the Ekati Diamond Mine on the Company's 100% owned Seahorse claims, and the completion of the most extensive exploration program undertaken by the Company on its wholly owned claims. The latter, the third of the yearly exploration programs, is expected to focus our kimberlite drill targets for 2003 while exploring new areas for drilling in 2004.

The three kimberlites appear to be irregular pipe-like intrusions that model plus or minus one hectare in size. A piece of drill core was sent to Roger H. Mitchell FRSC, D.Sc., Ph.D., Consultant Petrologist, for identification. His Petrographic Report to the Company under the heading Classification states " On basis of thin section petrographic examination this rock is classified as a hypabyssal spinel phlogopite serpentine kimberlite. ...". Diamond analysis from SRC have been received today for all three kimberlites. No microdiamonds and no macrodiamonds are reported. Sample sizes were: drill Hole CH02-08SE 163.75 kilograms, drill hole CH02-09SE 97.15 kilograms and drill hole CH02-10SE 78.50 kilograms.

2002 Sampling Program

Heavy Mineral sampling for kimberlite indicator minerals during 2000 and 2001 was successful on the Seahorse, Starfish, Mackay, Winter Lake North and Courageous claims within the CH Project Area south and west of Lac de Gras. This season follow-up indicator mineral sampling was completed on the Seahorse (161 samples), Starfish (261 samples), Mackay (49 samples), Winter Lake North (128 samples), and new sampling was completed on Winter Lake South (89 samples) and the G Claims (152 samples)

A total of 874 heavy mineral samples and 971 soil samples were collected including the above areas and elsewhere in the Slave Craton of the Northwest Territories, Canada. In addition, several ground geophysical surveys, geophysical anomaly ground checks and surficial mapping were completed over portions of the claims.

Future Programs

The Company's future plans will be directed by the results of the work completed in 2002. Results from the heavy mineral samples are expected over the period of November, 2002 to March, 2003. Soil sample results have now been received and are being evaluated. To date the northwest portion of the Courageous claims have exceptionally strong soil sample signatures for an ultrabasic rock, possibly kimberlite.

The Company has a number of geophysical targets, with indicator mineral support, selected for drilling. These will be prioritized on the basis of results from this year's work. Geophysical surveys both ground and airborne are planned for the early winter of 2003.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

December 13, 2002

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L Ornstein

Donna Ornstein,
Legal Assistant

DO/ea
Encls.

Exemption No. 82-3779

December 13, 2002

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	December 11, 2002
	(ii)	BC	December 11, 2002
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations thereunder, and National Policy No. 41 and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	December 11, 2002
(e)	News Releases	Not Applicable
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of MI 45-102	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	December 11, 2002
(e)	News Releases	Not Applicable
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Expedited Notice of Private Placement, – Exchange Forms 4F	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	December 11, 2002
(c)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No 82 - 3779

Gtech International Resources Limited

Level 9, 185 Macquarie Street
Sydney NSW 2000
Australia
Tel 612 9233 5015
Fax 612 9232 5313
Email iandennis@gtg.com.au http://www.reflections.com.au/YKR

11 December 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver BC
V7Y 1L2 Canada

Dear Sir,

Enclosed is a copy of the Quarterly Report for the period ended 31 October 2002 for Gtech International Resources Limited (Code GCH).

This report was mailed to shareholders on the Supplementary List on 11 December 2002.

Yours faithfully,

"Ian Dennis"

I A Dennis
President

cc: Alberta Securities Commission
Yukon Registrar of Securities
TSX Venture Exchange

Exemption No 82-3779

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited		October 31, 2002	2002/12/11
ISSUER'S ADDRESS LEVEL 9, 185 MACQUARIE STREET			
CITY PROVINCE SYDNEY NSW AUSTRALIA	POSTAL CODE 2000	ISSUER FAX NO. 011 612 9232 5313	ISSUER TELEPHONE NO. 011 612 9233 5015
CONTACT PERSON IAN DENNIS	CONTACT'S POSITION PRESIDENT		CONTACT TELEPHONE NO. 011 612 9233 5015
CONTACT EMAIL ADDRESS iandennis@gtg.com.au		WEB SITE ADDRES www.reflections.com.au/ykr	

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/12/11
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/12/11

(Note: Signatures are entered in typed form)

Gtech International Resources Limited

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

   For general and administrative expenses incurred during the period, please see the Statement of Income and deficit for the three month period ended 31 October 2002 in Schedule A.

   An amount of $Nil was paid to Genetic Technologies Limited during the period (2001 – $80,818) to review potential projects for the Company.

2. Related Party Transactions:

   There were no related party transactions during the period.

3. Summary of Securities issued and options granted during the period:

   (a) There were no securities issued during the period.

4. Summary of securities as at October 31, 2002:

   (a) Authorized share capital: unlimited number of common shares without par value.

   (b) Shares issued and outstanding:3,709,667 common shares; Recorded value: $4,638,710.

   (c) Summary of options, warrants and convertible securities outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

5. Number of common shares held in escrow: Nil

   Number of common shares subject to pooling: Nil

6.	Directors:	Dr Mervyn Jacobson Fred Bart Ian Dennis Jim McFaull
	Officers:	Chairman – Dr Mervyn Jacobson President and Secretary – Ian Dennis

During the three-month period the Company incurred expenses amounting to C$Nil (Quarter ended October 31, 2001 - $80,818) in relation to pursuing biotechnology business opportunities. None of the projects investigated to date have been suitable for the Company.

A table setting out the funds raised for biotechnology opportunities and the application of funds for that purpose is set out below.

	Three-month Period ended 31 October 2002	Three - month period ended 31 October 2001
Balance of proceeds from May 2001 private placement	27,062	107,880
Amount applied towards seeking biotechnology opportunities during the period	-	80,818
Amount available to be applied towards biotechnology opportunities during future period	27,062	27,062
Anticipated amount to be spent during the quarter ended 31 January 2003 on seeking biotechnology opportunities	27,062	27,062

LIQUIDITY AND SOLVENCY

As at October 31, 2002, the Company had cash on hand of $109,621, which is sufficient to meet the ongoing obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company also has shares in listed Canadian public companies with a market value at October 31, 2002 of C$74,000.

The parent company, Genetic Technologies Limited has indicated its willingness to subscribe for additional shares in the capital of Gtech International Resources Limited or exercise its warrant should the need for additional capital be required.

INVESTOR RELATIONS

No external investor relations activities were carried out during the quarter.

The company maintains a web site at http://www.reflections.com.au/YKR, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information.

Exemption No 82-377

QUARTERLY AND YEAR END REPORT
B.C. FORM 51-901F

Incorporated as part of:

Schedule A X
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT (y/m/d)
Gtech International Resources Limited		October 31, 2002	2002/12/11
ISSUER'S ADDRESS LEVEL 9, 185 MACQUARIE STREET			
CITY PROVINCE SYDNEY NSW AUSTRALIA	POSTAL CODE 2000	ISSUER FAX NO. 011 612 9232 5313	ISSUER TELEPHONE NO. 011 612 9233 5015
CONTACT PERSON IAN DENNIS	CONTACT'S POSITION PRESIDENT		CONTACT TELEPHONE NO. 011 612 9233 5015
CONTACT EMAIL ADDRESS iandennis@gtg.com.au		WEB SITE ADDRES www.reflections.com.au/ykr	

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Ian Dennis"	IAN DENNIS	2002/12/11
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (y/m/d)
"Fred Bart"	FRED BART	2002/12/11

(Note: Signatures are entered in typed form)

SCHEDULE A: FINANCIAL STATEMENTS

GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDING
31 OCTOBER 2002

(UNAUDITED - PREPARED BY MANAGEMENT)

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEET AS AT 31 OCTOBER 2002
(UNAUDITED - PREPARED BY MANAGEMENT)

	31 OCTOBER 2002 $	30 APRIL 2002 $	31 OCTOBER 2001 $
Assets			
Current assets			
Cash	109,621	115,990	118,638
Investment in securities	84,000	97,125	51,000
Sundry debtors	1,223	2,018	1,584
Total Current Assets	194,844	215,133	171,222
Total Assets	194,484	215,133	171,222
Current Liabilities			
Accounts payable and accrued liabilities	255	3,199	881
Net Assets	194,589	211,934	170,341
Shareholders Equity			
Authorised capital – Unlimited number of common shares without nominal or par value			
Issued capital – 3,709,667 shares	4,638,710	4,638,710	4,638,710
Deficit	(4,444,121)	(4,426,776)	(4,468,369)
Total Shareholder Equity	$194,589	211,934	170,341

Original approved by the Directors:

"Fred Bart"
Fred Bart – Director

"Ian Dennis"
Ian Dennis – Director

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE SIX MONTH PERIOD ENDED 31 OCTOBER 2002 (UNAUDITED – PREPARED BY MANAGEMENT)

	6 Months ended 31 October 2002 $	6 Months ended 31 October 2001 $
Revenue		
Interest received	512	2,518
Proceeds from sale of tenements	-	36,000
Other income	165	-
	677	38,518
Expenses		
Audit and legal	8,272	13,645
Loss on sale of shares	3,250	-
Office, stock exchange fees and shareholder communications	6,500	8,549
Project generation	-	102,938
Total Expenses	18,022	125,132
Net loss for the period	(17,345)	(86,614)
Deficit at the beginning of the period	(4,426,776)	(4,381,755)
Deficit at the end of the period	(4,444,121)	(4,468,369)
Earnings (Loss) per share	$(0.005)	$(0.023)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE SIX MONTH PERIOD ENDED 31 OCTOBER 2002 (UNAUDITED - PREPARED BY MANAGEMENT)

	6 Months Ended 31 October 2002	6 Months Ended 31 October 2001
Cash provided by (used in)		
Operating activities		
Net loss	(17,345)	(86,614)
Items not affecting cash		
Loss on sale of shares	3,250	-
Proceeds from sale of tenements	-	(36,000)
Changes in non-cash working capital		
Sundry debtors	795	98
Accounts payable and accrued liabilities	(2,944)	(5,671)
	(16,244)	(128,187)
Investing activities		
Proceeds from sale of tenement	-	-
Proceeds from sale of shares	9,875	-
	9,875	-
Financing activities		
Proceeds from private placement	-	130,000
Net increase (decrease) in cash held	(6,369)	1,813
Cash, beginning of period	115,990	116,825
Cash, end of period	109,621	118,638

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE THREE MONTH PERIOD ENDED 31 OCTOBER 2002 (UNAUDITED – PREPARED BY MANAGEMENT)

	3 Months ended 31 October 2002 $	3 Months ended 31 October 2001 $
Revenue		
Interest received	303	896
Proceeds from sale of tenements	-	36,000
Other income	-	-
	303	36,896
Expenses		
Audit and legal	5,998	3,577
Office, stock exchange fees and shareholder communications	5,085	6,192
Project generation	-	80,818
Total Expenses	11,083	90,587
Net loss for the period	(10,780)	(53,691)
Deficit at the beginning of the period	(4,433,341)	(4,414,678)
Deficit at the end of the period	(4,444,121)	(4,468,369)
Earnings (Loss) per share	$(0.003)	$(0.014)

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED 31 OCTOBER 2002 (UNAUDITED - PREPARED BY MANAGEMENT)

	3 Months Ended 31 October 2002	3 Months Ended 31 October 2001
Cash provided by (used in)		
Operating activities		
Net loss	(10,780)	(53,691)
Items not affecting cash		
Loss on sale of shares	-	-
Proceeds from sale of tenements	-	(36,000)
Changes in non-cash working capital		
Sundry debtors	(691)	991
Accounts payable and accrued liabilities	6,456	(24,130)
	(17,927)	(112,830)
Investing activities		
Proceeds from sale of tenement	-	-
Proceeds from sale of shares	-	-
	-	-
Financing activities		
Proceeds from private placement	-	-
Net increase (decrease) in cash held	(17,927)	(112,830)
Cash, beginning of period	127,548	231,468
Cash, end of period	109,621	118,638

Please see notes accompanying these financial statements.

GTECH INTERNATIONAL RESOURCES LIMITED

Notes to the Financial Statements for the six month period ended 31 October 2002

These notes should be read in conjunction with the Audited Financial Statements for the year ended 30 April 2002.

1. Share Capital

Authorized

Unlimited number of common shares without nominal or par value.

Issued and outstanding

	Number of shares	Amount
Balance, April 30, 2002	3,709,667	$4,638,710
Balance, October 31, 2002	3,709,667	$4,638,710

Summary of options and warrants outstanding:

Type	Number Outstanding	Exercise Price $	Expiry Date
Options			
	158,500	0.20	February 3, 2005
	130,000	0.38	May 22, 2006
	288,500		
Warrants	1,300,000	0.14	May 15, 2003

2. Related Party Transactions

There were no related party transactions during the period.

3. Segmented Information

As at 31 October 2002 all the assets of the Company amounting to $194,844 were in Canada. The revenue earned by the Company during the six-month period ended 31 October 2002 was interest received of $512, which was earned in Canada.